UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14715

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hornor, Townsend & Kent, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

161 Washington Street
(No. and Street)

Conshohocken	PA	19428
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cristina Leder	215-956-8348	cleder@htk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopersLLP
(Name – if individual, state last, first, and middle name)

Two Commerce Square Suite 1800	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Gordon _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hornor, Townsend and Kent, LLC _____, as of 2/24 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Pamela Walker

_____
Notary Public

Commonwealth of Pennsylvania - Notary Seal
PAMELA WALKER - Notary Public
Montgomery County
My Commission Expires September 13, 2027
Commission Number 1357170

Signature: *Aaron Gordon*
_____

Title:
President _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hornor, Townsend & Kent, LLC

**Statement of Financial Condition
With Report of Independent Registered Public
Accounting Firm
December 31, 2024**

Hornor, Townsend & Kent, LLC
Index
December 31, 2024

The accompanying notes are an integral part of this financial statement.



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Hornor, Townsend & Kent, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Hornor, Townsend & Kent, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2025

We have served as the Company's auditor since 2004.

PricewaterhouseCoopers LLP, Two Commerce Square, 2001 Market Street, Suite 1800, Philadelphia, Pennsylvania 19103-7042 T: (267) 330 3000; F: (267) 330 3300, www.pwc.com/us

Hornor, Townsend & Kent, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	8,017,812
Segregated cash		250,000
Deposits with clearing organizations		250,000
Receivables from brokers/dealers and clearing organizations		7,116,003
Commissions receivable		3,338,922
Prepaid expenses		1,441,001
Loans receivable, net		3,264,993
Deferred tax asset, net		28,249
Other assets		1,237,932
Total assets	$	24,944,912

Liabilities and Member's Equity

Liabilities

Commissions payable	$	4,158,698
Accounts payable and accrued expenses		2,148,245
Payable to Parent		791,233
Total liabilities		7,098,176

MEMBERS EQUITY

Member's Equity

Member's equity		38,159,264
Accumulated deficit		(20,312,528)
Total member's equity		17,846,736
Total liabilities and member's equity	$	24,944,912

The accompanying notes are an integral part of this financial statement.

Hornor, Townsend & Kent, LLC
Notes to Statement of Financial Condition
As of December 31, 2024

1. **Organization and Basis of Presentation**

   Hornor, Townsend & Kent, LLC (the "Company" or "HTK") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation ("DTCC") and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual" or "Parent"). The Company has one inactive wholly owned subsidiary, HTK Insurance Agency, Inc. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying financial statement is prepared in conformity with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and in the accompanying notes. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash and money market instruments with both original maturities of three months or less and no redemption restrictions. At December 31, 2024, the Company had $8,017,812 in cash and cash equivalents.

   Segregated Cash

   Segregated Cash balance of $250,000 represents cash in a bank account voluntarily established in good faith in the event cash was needed for the benefit of customers. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, which dictates the amount of cash and securities that broker-dealer firms must segregate in a Special Custody Account for the Exclusive Benefit of Customers of HTK.

   Deposits with Clearing Organizations

   Deposits with clearing organizations include $250,000 in deposits with Pershing LLC, the Company's clearing organization.

   Receivable from Brokers/Dealers and Clearing Organizations

   The Company's receivable from brokers/dealers and clearing organizations contains a receivable from Pershing LLC in the amount of $6,322,733 at December 31, 2024. The Company clears certain of its customer transactions through Pershing LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. It also contains a 12b-1 receivable from various mutual fund carriers for $793,270 for business processed directly with those carriers. Typical business practices are that such receivables are usually remitted on a monthly or quarterly basis.

   Capitalized Software Implementation Costs

   Capitalized software implementation costs incurred during the design, construction and testing phases have been capitalized and are amortized over five years on a straight line basis, once deployed. Costs related to planning and analysis have been expensed. Capitalized software implementation costs are included in other assets.

Loans Receivable
The Company provides certain registered representatives with loans as part of the Company's recruiting and retention strategy for key revenue producing representatives. Generally, these loans are granted over a five to seven year maturity period. If the representative's association with the Company terminates before the term of the loan expires, the balance becomes immediately due and payable. These loans are forgivable based on agreed upon terms. As of December 31, 2024 there is a reserve for an uncollectible balance in the amount of $150,000. Loans receivable are reported as an asset, net of amortization and allowance for bad debt, at $3,264,993 on the Statement of Financial Condition. During the year ended December 31, 2024, the Company wrote off $550,000 associated with loans receivable for terminated registered representatives.

Current Expected Credit Losses
The amount of unsettled credit exposures from Pershing LLC and other various mutual fund carriers represent short-term receivables generated in the normal course of business, with historical and projected financial information supporting the expectation of settlement in full within 90 days. Guidance allows an entity to have a zero loss reserve for financial assets where historical credit loss information adjusted for current conditions and reasonable and supportable forecasts results in an expectation that the nonpayment of the amortized cost basis is zero. Based on the nature of these receivables, the Company will apply the practical expedient of zero loss provision to these assets. As such, the Company has not recorded an allowance for credit losses related to these receivables as of December 31, 2024.

As discussed above, loans receivable are primarily comprised of loans provided to certain key revenue producing registered representatives, primarily for recruiting, transitional cost assistance, and retention purposes. These loans meet the definition of a financial asset at amortized cost, as the Company has the right to receive payment for the loan from the registered representative, including in circumstances where the registered representative is terminated. The Company is exposed to a loss if the registered representative terminates with an outstanding balance that may have not yet been forgiven and is not able to repay. As of December 31, 2024, the Company has determined that there is a potential for a credit loss for an active loan and therefore has recorded a related credit allowance of $150,000.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment advisory, and sale of variable insurance products. The Company has identified its President as the chief operating decision maker ('CODM'), who uses net income and excess net capital as the key metrics considered in operational decisions, as business activities are managed as whole. Net income is used to evaluate the results of the business, primarily in the forecasting process. CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Federal Income Taxes
The Company files a consolidated federal income tax return with its Parent. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. In 2014, the Company modified the tax sharing agreement with its Parent. In connection with this agreement, the Company will compute its federal tax liability on a benefits for loss basis. The Company will pay for any taxable income it contributes to the Parent's consolidated income tax return, or receive a reimbursement of income taxes for net operating losses actually used to reduce the tax liability of the Parent's consolidated income tax return. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the

amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

3.   **Valuation of Company Assets**

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on assumptions market participants would make in pricing an asset or liability. Inputs to valuation techniques to measure fair value are prioritized by establishing a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to prices derived from unobservable inputs. An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its fair value measurement.

The Company has categorized its assets and liabilities into the three-level fair value hierarchy based upon the priority of the inputs. The following summarizes the types of assets and liabilities within the three-level hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any assets carried at fair value in Level 2 assets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any assets carried at fair value in Level 3.

The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2024.

Money Market Funds - Money market funds are measured at fair value on a recurring basis. The fair value of money market funds, which are included in cash and cash equivalents, is based upon daily quoted net asset values of shares held at the reporting date.

Hornor, Townsend & Kent, LLC
Notes to Statement of Financial Condition
As of December 31, 2024

The following table presents estimated fair value of the Company's financial instruments as of December 31, 2024:

Financial Instruments	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Assets				
Cash and cash equivalents	$ 3,963,608	$ —	$ —	$ 3,963,608
Money market funds	4,054,204	—	—	4,054,204
Segregated cash	250,000	—	—	250,000
Deposits with clearing organizations	250,000	—	—	250,000
Receivables from brokers/dealers and clearing organizations	—	7,116,003	—	7,116,003
Commissions receivable	—	3,338,922	—	3,338,922
Loans receivable	—	—	3,284,651	3,284,651
Total assets	$ 8,517,812	$10,454,925	$ 3,284,651	$22,257,388
Liabilities				
Commissions payables	$ —	$ 4,158,698	$ —	$ 4,158,698
Accounts payable and accrued expenses	—	2,148,245	—	2,148,245
Total liabilities	$ —	$ 6,306,943	$ —	$ 6,306,943

Cash and cash equivalents, Segregated cash, Deposits with clearing organizations, Receivables from brokers/ dealers and clearing organizations, Commissions receivable, and certain Other assets - these assets are generally short-term in nature and with creditworthy counterparties therefore carrying value approximates fair value. Commissions payable, Accounts payable and accrued expenses and Payable to Parent - these liabilities are generally short-term in nature; therefore, carrying value approximates fair value.

Loans receivable are financial instruments that have a stated maturity with a fixed interest rate, so fair value does not approximate the carrying amount. As of December 31, 2024, the Company estimated fair value of $3,284,651 based on estimated future cash flows and estimated discount rates compared to the carrying value of $3,264,993 on the Statement of Financial Condition.

4. **Related Party Transactions**
The Company supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement between the Company and Penn Mutual, the Company reimbursed Penn Mutual for services provided on behalf of the Company. During 2024, Penn mutual processed payments on behalf of the Company, resulting in $1,343,306 in prepaid expenses and $239,333 in other assets recorded on the Statement of Financial Condition as of December 31, 2024.

As of December 31, 2024, the Company had a receivable of $2 from The Penn Insurance and Annuity and a payable of $791,233 to Penn Mutual resulting from related party transactions described above, both included on the Statement of Financial Condition in Other Assets and Payable to Parent, respectively.

5. **Subordinated Note**

    Effective July 31, 2023, the Company entered into a subordinated loan agreement with Penn Mutual, which took the form of a revolving line of credit with a limit of $20,000,000 and a credit period set to expire on July 31, 2042. Interest rate is to be determined and agreed upon at the time of any advance. As of December 31, 2024, the revolving line of credit has no outstanding balance and no activity during the year then ended.

6. **Credit Risk**

    The Company clears approximately 27% of their securities transactions through a clearing broker, with whom the Company maintains a Proprietary Accounts for Brokers ("PAB") agreement. Accordingly, a substantial portion of the Company's credit exposure is concentrated with its clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally one business day after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

7. **Income Taxes**

    Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying values and tax basis of assets and liabilities. The tax effects of temporary differences and carryforwards that give rise to the deferred tax liability are the following as of December 31, 2024:

Deferred tax assets:		
Producer rewards and conferences	$	155,420
Total deferred tax assets		155,420
Deferred tax liability:		
Capitalized software implementation costs		(32,581)
Other		(94,590)
Total deferred tax liabilities		(127,171)
Deferred tax assets, net	$	28,249

The Company is required to evaluate the recoverability of deferred tax assets and to establish a valuation allowance if necessary to reduce the deferred tax asset to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable income exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused.

The Company considered future reversals of taxable temporary differences in realizing deferred tax assets. The Company has not identified any tax planning strategies to support realization of its DTAs at December 31, 2024.

The Company's federal income tax return is consolidated with its parent, Penn Mutual, and Penn Mutual's non-insurance subsidiaries. The method of tax allocation among the companies is subject to a written agreement, whereby the tax allocation is made on a benefits for loss basis. The Company's parent consolidated group has not recorded an operating valuation allowance as of December 31, 2024. As such, although the realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized and, therefore, the Company has not recorded an operating valuation allowance as of December 31, 2024.

The Company did not have any tax reserves for uncertain tax positions as of December 31, 2024. The Company recognizes interest penalties related to unrecognized tax benefits, if any, as a component of tax expense. During the year ended December 31, 2024, the Company did not recognize or accrue penalties or interest.

The Company remains subject to examinations by U.S. federal and state tax authorities for the tax years 2021 through 2023.

In December 2023, the FASB issued ASU 2023-09, Income Taxes—Improvements to Income Tax Disclosures, an update which enhances income tax disclosures. This guidance requires disaggregated information about an entity's effective tax rate reconciliation as well as information on income taxes paid. This update is applicable to all entities and is effective for non-public entities for fiscal years starting after December 15, 2025. Early adoption is permitted. The amendments in this update should be applied prospectively; however, retrospective application is permitted. The Company is currently evaluating the impact the new accounting guidance will have on its financial statements and disclosures.

8. **Employee Benefit Plan**

    Pension Plan
    Certain employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the tax and cash positions and the plan's funded status.

    Penn Mutual froze the benefits under its qualified, defined benefit pension plans effective December 31, 2005. Therefore, no further benefits are accrued for participants.

    Other Retirement and Post Employment Benefits
    The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retired employees, their beneficiaries and covered dependents.

    Defined Contribution Plan
    Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Designated contributions of up to 6% of annual compensation are eligible to be matched by the Company. The balance owed to Penn Mutual for the Employee Benefit Plan as of December 31, 2024 is zero. Payments are made regularly throughout the year.

9. **Commitments and Contingencies**
    As of December 31, 2024, aggregate minimum commitments for the use of shared space in Penn Mutual's offices through December 31, 2025 are $106,139.

    The Company is involved in litigation arising in the normal course of business. In addition, regulators within the securities industry continue to focus on sales practice and other related compliance issues. The Company has established a process for estimated losses from pending complaints, legal actions, investigations and proceedings when fully analyzed, indicating it is both probable that a liability will be

incurred and the amount of loss can be reasonably estimated. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints, and claims and recoveries from indemnification, contribution or insurance reimbursements.

Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which those matters are resolved. As of December 31, 2024, a reserve for litigation of $50,000 is included in Accounts payable and accrued expenses on the Statement of Financial Condition.

10. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with one financial institution that exceeds the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than $6\frac{2}{3}\%$ of aggregate indebtedness or $250,000, whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2024, the Company had net capital of $9,925,925, which was $9,452,713 in excess of its requirement of $473,212. The Company's aggregate indebtedness to Net Capital Ratio was 0.72 to 1. The Company claims the exemption provision of SEC Rule 15c3-3(k)(2)(ii) for activities in its investment advisory and brokerage business, with brokerage activities under this provision related to the sale of mutual funds and other securities. The Company has other activities in its brokerage business, specifically the sale of certain variable annuity products, which fall under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

12. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 24, 2025, the date the financial statement was available to be issued, and noted no items requiring adjustment of the financial statements or additional disclosures.